UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Patriot National Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
70336F104
(CUSIP Number)
Richard A. Krantz, Esq.
Robinson & Cole LLP
1055 Washington Boulevard
Stamford, CT 06901
(203) 462-7505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70336F104

1	NAMES OF REPORTING PERSONS PNBK Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		33,600,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,600,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	87.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	70336F104

1	NAMES OF REPORTING PERSONS PNBK Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	87.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	70336F104

1	NAMES OF REPORTING PERSONS Michael A. Carrazza

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	87.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Patriot National Bancorp, Inc., a Connecticut corporation (the “Issuer”). The address of Issuer’s principal office is 900 Bedford Street, Stamford, Connecticut 06901.
Item 2. Identity and Background
This statement is being filed on behalf of PNBK Holdings LLC, a Delaware limited liability company (“Holdings”), PNBK Sponsor LLC, a Delaware limited liability company (“Sponsor”), and Michael A. Carrazza, an individual and citizen of the United States (“Carrazza” and together with Holdings and Sponsor, the “Reporting Persons”).
Holdings’ principal business is to act as a private investment company. The principal business address of Holdings is c/o Patriot National Bancorp, Inc., 900 Bedford Street, Stamford, Connecticut 06901.
Sponsor’s principal business is to act as the managing member of Holdings. The principal business address of Sponsor is c/o Patriot National Bancorp, Inc., 900 Bedford Street, Stamford, Connecticut 06901.
Carrazza’s principal business is to act as the managing member of Sponsor. The business address of Carrazza is c/o Patriot National Bancorp, Inc., 900 Bedford Street, Stamford, Connecticut 06901.
None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On December 16, 2009, Issuer and Holdings entered into a Securities Purchase Agreement, as amended (the “SPA”), pursuant to which Issuer agreed to issue and sell to Holdings, and Holdings agreed to purchase, shares of Common Stock (the “Subject Shares”) at a purchase price of $1.50 per share. The purchase of the Subject Shares by Holdings was funded out of working capital. There were no borrowed funds used to purchase the Subject Shares.

Item 4. Purpose of Transaction
Holdings purchased the Subject Shares for the purpose of acquiring a controlling interest in Issuer. Pursuant to the terms of the SPA, at the request of Holdings, certain of the members of the Board of Directors of Issuer (the “Board”) and certain members of Issuer’s management team resigned as of the closing of the transactions contemplated by the SPA and, subsequently, Holdings appointed six (6) new directors to the Board.
Except as otherwise set forth herein, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or
(j)	Any action similar to any of those listed above.

Item 5. Interest in Securities of the Issuer
(a)
As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 33,600,000 shares of Common Stock, representing in the aggregate approximately 87.6% of the issued and outstanding shares of Common Stock, based upon the disclosure in Issuer’s most recent Form 10-Q (for the quarterly period ended June 30, 2010, filed on August 5, 2010) that there were 4,762,727 shares of Common Stock issued and outstanding as of July 31, 2010.

Due to their relationship with each another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.
(b)

	No. of Shares With	No. of Shares with
	Sole Voting and	Shared Voting and	Percentage of Class
Reporting Persons	Dispositive Power	Dispositive Power	Beneficially Owned
Holdings	33,600,000	0	87.6%
Sponsor	0	33,600,000	87.6%
Carrazza	0	33,600,000	87.6%
(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.
(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 15, 2010	PNBK Holdings LLC
	By:	PNBK Sponsor LLC
Its Managing Member

	By:	/s/ Michael A. Carrazza
		Name:	Michael A. Carrazza
		Title:	Managing Member

PNBK SPONSOR LLC
	By:	/s/ Michael A. Carrazza
		Name:	Michael A. Carrazza
		Title:	Managing Member

/s/ Michael A. Carrazza
Michael A. Carrazza